UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42424

TNL Mediagene

23-2 Maruyamacho	4F., No. 88, Yanchang Rd.
Shibuya-ku, Tokyo 150-0044	Xinyi District
Japan	Taipei City 110
+81-(0)3-5784-6742	Taiwan
+866-2-6638-5108

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Amendment to Securities Purchase Agreement and Issuance of Second Tranche Convertible Note

As previously disclosed in Reports on Form 6-K filed by TNL Mediagene (the “Company”), on November 25, 2024 and December 17, 2024, on November 25, 2024, the Company entered a securities purchase agreement for issuance by the Company of a series of senior convertible notes (the “Original Note SPA”) with 3i, LP (the “Note Investor”), and issued and sold a senior convertible note in the aggregate principal amount of $4,722,222 ($4,250,000 with an original issue discount of 10%) (the “Initial Note”) under the Original Note SPA to the Note Investor. The Company has fully repaid the Initial Note on November 11, 2025.

On December 8, 2025, the Company and the Note Buyer entered into an Amendment to the Original Note SPA (the “Amendment”, and the Original Note SPA as amended by the Amendment, the “Note SPA”) to modify certain terms applicable to the issuance of the senior convertible notes to be issued under the Note SPA in the future, including revisions relating to maturity, installment payments, optional prepayment, and acceleration mechanics. Pursuant to the Note SPA, on December 8, 2025, the Company issued to the Note Investor a senior convertible note in the principal amount of US$1,666,667 ($1,500,000 with an original issue discount of 10%) (the “Second Note”). The Amendment and the Second Note include, among others, the following revised terms:

●	a maturity of 18 months from the date of issuance,

●	no installment payments during the initial six (6) months following the date of issuance,

●	the Company’s optional prepayment right subject solely to the make-whole amount and without any additional redemption premium, and

●	a limit on acceleration such that the Note Investor may not accelerate an aggregate amount in excess of 10% of the daily trading volume of the Company’s ordinary shares on any trading day.

The foregoing description of the Amendment and the Second Note does not purport to be complete and is qualified in its entirety by reference to the full text of each such document, forms of which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K. The foregoing description of the Note SPA is qualified in its entirety by reference to the full text of such document, form of which is filed as an Exhibit to the Report on Form 6-K filed on November 25, 2024 and incorporated herein by reference.

Issuance of Warrant

In connection with the issuance of the Second Note, on December 8, 2025, the Company also issued to the Note Investor a warrant to purchase ordinary shares of the Company (the “Warrant”). The Warrant has a term of five (5) years, with an exercise price equal to 125% of the initial conversion price of the Second Note, subject to customary adjustments. The Warrant may be exercised for cash only at any time that a registration statement covering the resale of the underlying ordinary shares is effective and available; otherwise, the Warrant may be exercised on a cashless basis.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant filed as Exhibit 99.3 to this Report on Form 6-K.

Exhibit No.	Description of Exhibits
99.1	Amendment to Securities Purchase Agreement dated December 8, 2025
99.2	Form of Senior Convertible Note
99.3	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNL Mediagene.

Date: December 11, 2025	By:	/s/ Tzu-Wei Chung
		Name:	Tzu-Wei Chung
		Title:	Chief Executive Officer

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